
Rustik
GUINNESS

RUSTIK TAVERN

Rustik...your neighborhood tavern

Type of Security
Revenue Share

Percentage Revenue
5%

Days Left
122

Share:

Founded Dec 2016

Brooklyn, NY

Food Service

HIGHLIGHTS

http://www.rustiktavern.com

Less than 20% Funded

Committed **$0**

Target
$150,000 - $500,000

Minimum Investment
$100

ABOUT RUSTIK TAVERN

One of Bed-Stuy/Clinton Hill's most beloved restaurants, Rustik Tavern has welcomed neighbors to enjoy its delicious American fare, friendly service, and an unparalleled cozy atmosphere. Rustik's fiercely flavorful menu consists of classic comfort dishes with a Rustik flair.

Rustik can be enjoyed through 3 distinct experiences; Brunch, Lunch & Dinner. Brunch boasts our very popular "bottomless brunch." Lunch is creative pairing of burgers and beers or salad and a glass of wine. Dinner is a couples' delight led by our DateNight shared dinner menu.

Even if you're just dropping by for a drink, you'll feel right at home among Rustik's regulars — neighborhood folks, hipsters, local musicians and artists.

So grab a seat and stay a while...slow sippers allowed

WHY YOU SHOULD INVEST

A competitive return and the opportunity to help grow a community.

Rustik 77, LLC (also referred to as 'Rustik Tavern' or 'the Company') will be a unique, inviting and go-to restaurant and bar destination for all patrons within the Brooklyn Navy Yard and surrounding neighborhoods. Founded by Frantz Metellus in 2017, the Company's mission is to provide a wide variety of delicious, convenient, and flavorful food options for their customers in a warm and friendly atmosphere, culminating in a unique and memorable experience for every guest.

REVENUE SHARE CALCULATOR

Want to see some possible return scenarios?*

How much is the company raising?	What do you expect next year's revenue to be?	At what rate to you expect revenue to grow each year?
$0	$0	0%

GO

Go up


300%
200%
100%
0%
Multiple Returned
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Years

*The calculations are mathematical based on user inputs and may not reflect actual results. Use of this calculator does not constitute investment advice. We are providing this tool to help you evaluate potential revenue sharing scenarios and payback periods. Any determination is your sole responsibility.


NAVY YARD























Go up

HOW WE INTEND TO MAKE MONEY

Rustik 77 is based off Rustik 471, a fully operational and successful restaurant located at 471 Dekalb Avenue in Brooklyn. Although Rustik 471's concept is more reminiscent of a full-service single location restaurant, Rustik 77 will serve as a fast casual, quick service restaurant concept to appease the palates of Navy Yard employees.

Whether lunch, dinner or a refreshing alcoholic beverage after a long day of work, patrons of Rustik Tavern will be able to enjoy an extensive range of delectable food items and beverages with their family, friends and community.

The Company's menu is designed by owner Frantz Metellus and includes signatures such as BBQ ribs, Clermont calamari, steak frites, Butcherboy turkey sliders, salmon burgers, chicken and waffles, fried catfish and much more. In addition, the Company will also have an ample offering of carefully selected draft beers, bottled beers, craft cocktails, wines and other beverages. Patrons will order and pick-up food at the counter.

Rustik Tavern will provide its customers with fresh and high quality food, without the hassle of having to make a reservation and spending hours of their time. Rustik Tavern is convenient for those looking for a quick and delicious meal during their busy day.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

Rustik Tavern will be owned and operated by Frantz Metellus, who has decades of experience in cuisine and restaurant management. The Company's requires $500,000 in funding towards the launch of the restaurant.

Go up

TESTIMONIALS

Dee T....
Brooklyn, Brooklyn, NY
5.0 star rating 5/14/2017
The food is delicious. Great vibes, and the staff is awesome. I picked the perfect place to go to for mothers day.

V.I.

V J.
Brooklyn, NY
4.0 star rating 1/14/2017
Great food, chill ambiance and wonderful staff! We celebrated a friend's birthday and the staff did everything possible to make it great.

London C.
Brooklyn, NY
5.0 star rating 12/12/2016
Everyone was really nice and professional, the food was good and I enjoy unlimited drinks for brunch! I'll definitely be back with my girls for more good food, great music!

Shalyn S.
Brooklyn, NY
4.0 star rating 11/16/2016
This is a great spot to meet up with friends and chill. The food is great and the drinks are priced well. I wouldn't say this place has regulars being that the times I've gone that the crowds always different, but that's a good thing. Its also at a great location

TEAM



FRANTZ METELLUS
Principal

Frantz Metellus, a Brooklyn born entrepreneur, a member of the Brooklyn Chamber of Commerce, and a father of three. He owns the Rustik Tavern, located in the Clinton Hill neighborhood of Brooklyn, since 2008. Mr. Metellus' objective for conceptualizing the restaurant was for the satisfaction of his neighbors. He believes in catering to the Brooklyn community and does so by maintaining partnerships with schools, nonprofit organizations, and relationships with local politicians to address the needs of the community.

Before becoming the neighborhood tavern's keeper, Frantz Metellus worked as an investigator for the New York City Human Resources Administration for four years after graduating from St. John's University in 1994. From 1999 to 2002, the Brooklynite attended Rutgers School of Law in Newark, which led him to practice in the areas of real estate and business transaction. Mr. Metellus' law office was located in Brooklyn to serve Brooklyn residents until 2010.

Brooklyn
St. Johns University



KOREN VAUGHAN
Advisor

Marketing Director, Emmis NY - WBLS 107.5, 1190 WLIB, HOT 97.1 at Emmis Communication Marketing strategist with 16 years of entertainment and event marketing experience for leading broadcast organizations

Queens, NY
Suny Oswego



DUSTIN MALSTROM
Advisor

Designer of environments integrating art, design, marketing, and technology for clients including Skype, Netflix, Panera Bread, Yale Universitv. Food Network. Rustik

Brooklyn
Pratt Institute

Go up



IYA DAVIDSON
Advisor

Public relations professional with nearly two decades of experience in brand-building and issues management for clients including The Palm Restaurants. Bally's Total Fit... Read More

Brooklyn
University of Pennsylvania



TED CRAWFORD
Advisor

Assorted Flavors Entertainment, TCrawford Enterprises Entrepreneur, investor, motivational speaker, community leader

Brooklyn
Suny Oswego

Go up

ARTICLES AND PRESS

"Brooklyn Navy Yard's new food tenants: The Food Sermon, Brooklyn Greenery and more"
- AM NY

"Six-Pack Of Deliciousness Coming To Brooklyn Navy Yard's Food Hub"
- BKLYNER

"6 Local Eateries to Open at New Food Hall in Brooklyn Navy Yard"
- DNA INFO

Show More

Go up

DOCUMENTS

Official filing on SEC.gov	Company documents	Company documents
	Financials	Investor Presentation

Go up

OVERVIEW AND TERMS

FUNDRAISING DESCRIPTION	
Type of Security	Percentage Revenue
Revenue Share	**5%**
Target Minimum Raise Amount	Target Maximum Raise Amount
$150,000	**$500,000**
Minimum Investment	Cap
$100	**2X**

PERKS	
Invest $2,000 or more	Enjoy 10% off once per month at Rustik Tavern until the Revenue Share payout is complete!

Go up

FAQ

How much can I invest?

Investment are as little as $100.00.

Am I entitled to any discounts for investing.

ASK A QUESTION

Type your text here...

SUBMIT

Go up

I'd Like to Invest in Rustik Tavern!

INVEST IN THIS COMPANY